Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For December 15, 2006

TECHNIP
(Exact name of registrant as specified in its charter)

6-8 allée de l’Arche
92973 Paris La Défense Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82__________

PRESS RELEASE
Paris, December 15, 2006

MEETING OF THE BOARD OF DIRECTORS OF TECHNIP
OF 14 DECEMBER 2006

At its meeting on December 14, 2006 Technip’s Board of Directors made the following decisions:

  to pay in advance part of the 2006 dividend, in the amount of 0.50 euros per share. This payment will be made on December 21, 2006, to cancel 5,569,409 treasury shares, representing 5% of the outstanding shares, to build a new pipelay vessel in order to strengthen the Group’s marine assets in this domain.

The Board of Directors also discussed the selection process for the successor to the Chairman and CEO of Technip, Mr. Daniel Valot, who will retire at the close of the Annual General Meeting in April 2007. The Nominations and Compensation Committee has been examining very high-quality candidates and the selection process is now in its advanced stage. The name of Mr. Valot’s successor, as proposed by the Board, should be announced before the end of January 2007. This time frame will allow for a smooth transition at the helm of Technip.

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With a workforce of more than 21,000 people, Technip ranks among the top five corporations in the field of oil, gas and petrochemical engineering, construction and services. Headquartered in Paris, the Group is listed in New York and Paris. The Group’s main operations and engineering centers and business units are located in France, Italy, Germany, the UK, Norway, Finland, the Netherlands, the USA, Brazil, Abu-Dhabi, China, India, Malaysia and Australia. In support of its activities, the Group manufactures flexible pipes and umbilicals, and builds offshore platforms in its manufacturing plants and fabrication yards in France, Brazil, the UK, the USA, Finland and Angola, and has a fleet of specialized vessels for pipeline installation and subsea construction.

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Public Relations
Laurence Bricq	Tel. +33 (0) 1 47 78 26 37
E-mail: lbricq@technip.com

Investor and Analyst Relations
G. Christopher Welton	Tel. +33 (0) 1 47 78 66 74
E-mail: cwelton@technip.com

Xavier d’Ouince	Tel. +33 (0) 1 47 78 25 75
E-mail: xdouince@technip.

Group website	http://www.technip.com

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Technip's shares trade on the following exchanges:

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TECHNIP
Dated: December 15, 2006
	By:	/s/ Olivier Dubois Olivier Dubois President, Finance and Control Chief Finance Officer